First Quarter 2017 Earnings Release

BMO Financial Group Reports Net Income of $1.5 Billion for First Quarter of 2017

Financial Results Highlights:

First Quarter 2017 Compared with First Quarter 2016:

•	Net income of $1,488 million, up 39%; adjusted net income[1] of $1,530 million, up 30%

•	EPS[2] of $2.22, up 40%; adjusted EPS[1,2] of $2.28, up 30%

•	ROE of 14.9%, compared with 10.9%; adjusted ROE[1] of 15.3%, compared with 12.1%

•	Provisions for credit losses of $173 million, compared with $183 million

•	Common Equity Tier 1 Ratio of 11.1%

Toronto, February 28, 2017 – For the first quarter ended January 31, 2017, BMO Financial Group reported net income of $1,488 million or $2.22 per share on a reported basis, and net income of $1,530 million or $2.28 per share on an adjusted basis.

“BMO’s performance this quarter is strong and broad-based, we delivered adjusted earnings of $1.5 billion and adjusted earnings per share of $2.28,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“The good momentum in the business is the consequence of a clear strategy and consistent execution, doing what we said we would do. Our roadmap is focused on providing customers with intuitive products and services that meet their evolving preferences, while improving efficiency in all of our channels.

“Our commitment to the success of our customers and employees, and contributing to their communities, is also unwavering. It is the cornerstone of what we have built over 200 years since our founding; it is a commitment that continues to grow,” concluded Mr. Downe.

Net income includes a net gain of $133 million, attributed to a $168 million gain from Moneris Solutions Corporation (Moneris) and a $35 million loss on the sale of a portion of the U.S. indirect auto loan portfolio. Moneris is our joint venture investment which sold its U.S. subsidiary (Moneris US) during the quarter, generating a gain on sale and we reflected our share. The net gain contributed 12% to reported net income and 11% to adjusted net income compared to the prior year, and $0.20 to earnings per share.

Return on tangible common equity (ROTCE) was 18.5% compared with 14.0% in the prior year, and adjusted ROTCE was 18.6% compared with 15.0%.

Concurrent with the release of results, BMO announced a second quarter 2017 dividend of $0.88 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.52 per common share.

Our complete First Quarter 2017 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2017, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Operating Segment Overview

Canadian P&C

Reported net income was $743 million and adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $744 million, both increasing $214 million or 40% from a year ago. There was good operating performance with higher balances across most products and increased non-interest revenue, partially offset by higher expenses and lower net interest margin. Results include a $168 million after-tax gain on the sale of Moneris US, which contributed approximately 31% to net income growth.

We continue to focus on providing products and services that meet our customers’ needs in the channel of their choice. Investments in our digital channel, including mobile account opening capabilities, are driving higher digital sales volume, now equivalent to the total sales volume of approximately 120 branches.

U.S. P&C

Reported net income of $260 million increased $9 million or 4% from a year ago. Adjusted net income of $272 million, which excludes the amortization of acquisition-related intangible assets, increased $8 million or 3%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $196 million increased $14 million or 8% from a year ago and adjusted net income of $205 million increased $14 million or 7%. Net income growth was driven by higher deposit revenue, increased loan volumes and a more favourable tax rate. Results include a $27 million after-tax loss on the sale of a portion of the indirect auto loan portfolio, which reduced reported net income growth by approximately 15% (adjusted net income growth by approximately 14%).

During the quarter, BMO Harris Bank was presented with the 2016 Corporate Citizen of the Year Award by BizTimes Milwaukee, which honours a for-profit organization for its impact on nonprofits through financial contributions, fundraising efforts and programs that encourage employees to participate in volunteerism.

Wealth Management

Reported net income was $266 million, up $119 million or 81% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $281 million, up $106 million or 60% from a year ago. Traditional wealth reported net income of $162 million was up $37 million or 30% from a year ago and adjusted net income of $177 million was up $24 million or 16%, reflecting improved market conditions and growth across most of our businesses. Insurance net income was above-trend at $104 million, up $82 million from a year ago mainly due to favourable market movements in the current quarter relative to unfavourable market movements in the same quarter a year ago and business growth.

The strength of BMO Asset Management’s mutual fund business was recognized in the 2016 Barron’s/Lipper Best Fund Families ranking. Based on the evaluation of 2016 performance, our U.S. family of funds achieved a top 20 ranking and our Taxable and Tax-Exempt Bond families of funds ranked in the top 5.

BMO Capital Markets

Both reported net income and adjusted net income were $376 million, an increase of $119 million or 46% from a year ago. Results were driven by strong revenue performance in our Trading Products business, which benefited from higher client activity and more constructive markets, and higher Investment and Corporate Banking revenue, partially offset by higher non-interest expenses in line with performance.

For the second year in a row, Institutional Investor’s Transaction Cost Analysis Survey ranked BMO Capital Markets second overall, and first among U.S. full-service firms, for level of service compared to other U.S. broker dealers, and as judged by our clients. This recognition is a testament to the continued growth of our U.S. platform, and overall strengthening of our equity trading capabilities.

Corporate Services

Corporate Services net loss for the quarter was $157 million compared with a net loss of $116 million a year ago. Corporate Services adjusted net loss for the quarter was $143 million compared with an adjusted net loss of $48 million a year ago. Adjusted results in both periods exclude acquisition integration costs and also exclude a negative cumulative accounting adjustment of $62 million after-tax in the prior year. Adjusted results declined due to lower revenue excluding the taxable equivalent basis (teb) adjustment, mainly driven by above-trend revenue in the prior year, lower credit recoveries and higher expenses. Reported results were impacted by the drivers noted above, in addition to the negative cumulative accounting adjustment included in reported revenue in the prior year.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.1% at January 31, 2017. The CET1 Ratio increased from 10.1% at the end of the fourth quarter due largely to lower risk-weighted assets, strong earnings, favourable pension and post-retirement benefit impacts and share issuance.

Provision for Credit Losses

The total provision for credit losses (PCL) was $173 million, a decrease of $10 million from the prior year primarily due to lower provisions in Canadian P&C and net recoveries in BMO Capital Markets, partially offset by lower credit recoveries in Corporate Services.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Earnings Release 2017 1

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Except as otherwise noted, management’s discussion of changes in adjusted results in this document applies equally to changes in corresponding reported results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q1-2017	Q4-2016	Q1-2016

Reported Results
Revenue	5,405	5,278	5,075
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(4)	(79)	(366)
Revenue, net of CCPB	5,401	5,199	4,709
Provision for credit losses	(173)	(174)	(183)
Non-interest expense	(3,379)	(3,323)	(3,270)
Income before income taxes	1,849	1,702	1,256
Provision for income taxes	(361)	(357)	(188)
Net Income	1,488	1,345	1,068
EPS ($)	2.22	2.02	1.58

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(37)	(37)	(43)
Acquisition integration costs (2)	(22)	(31)	(22)
Cumulative accounting adjustment (3)	-	-	(85)
Adjusting items included in reported pre-tax income	(59)	(68)	(150)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(28)	(29)	(33)
Acquisition integration costs (2)	(14)	(21)	(15)
Cumulative accounting adjustment (3)	-	-	(62)
Adjusting items included in reported net income after tax	(42)	(50)	(110)
Impact on EPS ($)	(0.06)	(0.08)	(0.17)

Adjusted Results
Revenue	5,405	5,278	5,159
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(4)	(79)	(366)
Revenue, net of CCPB	5,401	5,199	4,793
Provision for credit losses	(173)	(174)	(183)
Non-interest expense	(3,320)	(3,255)	(3,204)
Income before income taxes	1,908	1,770	1,406
Provision for income taxes	(378)	(375)	(228)
Net income	1,530	1,395	1,178
EPS ($)	2.28	2.10	1.75

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.
(1)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 13, 14, 15, 16, and 18 of our First Quarter 2017 Report to Shareholders.
(2)	Acquisition integration costs related to F&C Asset Management plc (F&C) are charged to Wealth Management. Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.
(3)	Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber-security; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 Annual Report, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our First Quarter 2017 Report to Shareholders.

BMO Financial Group First Quarter Earnings Release 2017 3

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2016 Annual Report, this quarterly news release, presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 28, 2017, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, May 23, 2017, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

Frédéric Tremblay, Montreal, frederic1.tremblay@bmo.com, 514-877-1873

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)	For other shareholder information, including the notice for our normal course issuer bid, please contact
Average market price as defined under the Plan	Bank of Montreal
November 2016: $88.68 ($86.91*)	Shareholder Services
December 2016: $97.17	Corporate Secretary’s Department
January 2017: $100.01	One First Canadian Place, 21st Floor
* reflects 2% discount for dividend reinvestment	Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
For dividend information, change in shareholder address or to advise of duplicate mailings, please contact	Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
Computershare Trust Company of Canada
100 University Avenue, 9th Floor	For further information on this document, please contact
Toronto, Ontario M5J 2Y1	Bank of Montreal
Telephone: 1-800-340-5021 (Canada and the United States)	Investor Relations Department
Telephone: (514) 982-7800 (international)	P.O. Box 1, One First Canadian Place, 10th Floor
Fax: 1-888-453-0330 (Canada and the United States)	Toronto, Ontario M5X 1A1
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
To review financial results online, please visit our website at
www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2016 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2016 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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Annual Meeting 2017 The next Annual Meeting of Shareholders will be held on Tuesday, April 4, 2017, in Toronto, Ontario.

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